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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

               [ ]  MERGER

               [X]  LIQUIDATION

               [ ]  ABANDONMENT OF REGISTRATION
               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

               [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

               Van Kampen Income Trust

3.   Securities and Exchange Commission File No.:

               811-05273

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

               [X]  Initial Application       [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

               522 Fifth Avenue
               New York, NY 10036

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

               Charles B. Taylor, Esq.
               Skadden, Arps, Slate, Meagher & Flom LLP
               333 W. Wacker Dr.
               Chicago, Illinois 60606
               (312) 407-0863

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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]:

               Van Kampen Asset Management
               522 Fifth Avenue
               New York, New York 10036

                        or

               Van Kampen Funds Inc.
               1 Parkview Plaza, Suite 100
               PO Box 5555
               Oakbrook Terrace, Illinois 60181-5555

                        or

               Van Kampen Investor Services Inc.
               Harborside Financial Center
               Plaza 2
               Jersey City, New Jersey 07303-0947

                        or

               State Street Bank and Trust Company
               One Lincoln Street
               Boston, Massachusetts 02111-2900

               NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

               [X]  Management company;

               [ ]  Unit investment trust; or

               [ ]  Face-amount certificate company.

9.   Sub-classification if the fund is a management company (check only one):

               [ ]  Open-end                  [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

               Massachusetts



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11.  Provide the name and address of each investment adviser of the fund
     (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

               Van Kampen Asset Management
               522 Fifth Avenue
               New York, NY 10036

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

               N/A

13.  If the fund is a unit investment trust ("UIT") provide: N/A

          (a)  Depositor's name(s) and address(es): N/A

          (b)  Trustee's name(s) and address(es): N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

               [ ]  Yes                       [X]  No

     If Yes, for each UIT state:

               Name(s):  N/A

               File No.: N/A

               Business Address: N/A

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X]  Yes                       [ ]  No

          If Yes, state the date on which the board vote took place:

               April 17, 2007

          If No, explain: N/A

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment or Registration?

               [ ]  Yes                       [X]  No

          If Yes, state the date on which the shareholder vote took place: N/A

          If No, explain:


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               Van Kampen Income Trust's Agreement and Declaration of Trust
               provides that the Trust may be terminated by the Trustees by written notice to shareholders of the Trust.

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

               [X]  Yes                       [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

               Declared on May 25, 2007 and paid on May 29, 2007
               Declared on June 22, 2007 and paid on June 25, 2007

     (b)  Were the distributions made on the basis of net assets?

               [X]  Yes                       [ ]  No

     (c)  Were the distributions made pro rata based on the share of ownership?

               [X]  Yes                       [ ]  No

     (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

               [ ]  Yes                       [X]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: N/A

17.  Closed-end funds only:
     Has the fund issued senior securities?

               [ ]  Yes                       [X]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: N/A

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

               [X]  Yes                       [ ]  No

     If No,


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     (a)  How many shareholders does the fund have as of the date this form is filed? N/A

     (b)  Describe the relationship of each remaining shareholder to the fund:
          N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

               [ ]  Yes                       [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: N/A

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

               [ ]  Yes                       [X]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form was filed? N/A

     (b)  Why has the fund retained the remaining assets? N/A

     (c)  Will the remaining assets be invested in securities? N/A

               [ ]  Yes                       [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

               [ ]  Yes                       [X]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability: N/A

     (b) How does the fund intend to pay those outstanding debts or other liabilities? N/A

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal Expenses: $1,000

          (ii)  Accounting expenses: $0

          (iii) Other expenses (list and identify separately): $3,500


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                    Mailing expenses:         $2,500
                    Printing expenses:        $1,000

          (iv)  Total expenses (sum of lines(i)-(iii) above): $4,500

     (b)  How were those expenses allocated?

                 Expenses were allocated to the Fund.

     (c)  Who paid those expenses?

                 All expenses were paid by the Fund.

     (d)  How did the fund pay for unamortized expenses (if any)?

                 The Fund did not have any unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

               [ ]  Yes                       No   [X]

     If Yes, cite the release numbers of the Commission's notice and order, or if no notice or order has been issued, the file number and date the application was filed: N/A

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

               [ ]  Yes                       [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: N/A

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

               [ ]  Yes                       [X]  No

     If Yes, describe the nature and extent of those activities: N/A

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger: N/A


     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: N/A


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     (c)  If the merger or reorganization agreement has been filed with the
          Commission, state the file number(s), form type used and date the agreement was filed: N/A

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A





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                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Van Kampen Income Trust, (ii) she is the Vice President and Secretary of Van Kampen Income Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N8-F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                             VAN KAMPEN INCOME TRUST

                                             By:   /s/ Stefanie V. Chang
                                                   ---------------------
                                                   Stefanie V. Chang
                                                   Vice President and Secretary




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